UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) 32.785.497/0001-97	A Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

held on March 28, 2024

I.    Date, Time and Place: March 28, 2024, at 9:00 am, Brasília time, at the headquarters of Natura &Co Holding S.A. ("Company" or "Natura &Co").

II.   Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors of the Company pursuant §2º of Article 15 of Natura &Co Holding S.A. (“Companhia”) bylaws.

III.  Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, CoChairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Andrew George McMaster Jr., independent board member, Georgia Melenikiotou, independent board member; Bruno de Araújo Lima Rocha, independent board member and Maria Eduarda Mascarenhas Kertész, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.   Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.    Agenda: Deliberate on the following matters: (i) the distribution of interest on equity, in accordance with articles 20, item (xxvi) and 29, §5º of the Company's bylaws, referring to the first quarter of the 2024 fiscal year (period from January 1, 2024, to January 18, 2024), in the gross amount of R$44,853,437.89.

VI.   Resolutions:Following discussions related to the items of the agenda, the members of the Board of Directors unanimously and without reservations resolved to approve the distribution of interest on equity, in accordance with articles 20, item (xxvi) and 29, §5º of the Company's bylaws, referring to the first quarter of the 2024 fiscal year (period from January 1, 2024, to January 18), 2024), in the gross amount of R$44,853,437.89, corresponding to an estimated gross amount of R$0.032416 per share (excluding treasury shares), with a withholding of 15% (fifteen percent) income tax at source, resulting in interest on equity in the net amount of R$38,125,422.21, corresponding to an estimated net amount of R$0.027554 per share (excluding treasury shares), except for legal entity shareholders proven to be immune or exempt from this retention. The declared interest on equity will be calculated based on the final shareholding position on April 8, 2024. The Company's shares will be traded ex-rights of interest on equity from April 9, 2024, onwards. Payment of interest on equity will be made during the fiscal year of 2024, on a date to be duly determined by the Company's Management. For holders of American Depositary Receipts (ADRs), dividend payment will be processed in accordance with the applicable rules of the depository, The Bank of New York Mellon. The gross amount per share and the net amount per share may be subject to change due to any issuance of shares or sale of treasury shares to meet the exercise of stock options granted under the Company's stock-based compensation plans.

VII.  Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drawn up, which, after being read, discussed and found to be in order, were approved, according to votes cast by e-mail and signed by the presiding board and by the attending board members.

São Paulo, March 28, 2024.

_________________________________

Moacir Salzstein

Secretary

JUR_SP - 48285064v4 - 2324006.507077

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: March 28, 2024.